Via Facsimile
Mail Stop 6010

January 6, 2009

Mickael A. Flaa
Chief Financial Officer
CardioVascular BioTherapeutics, Inc.
1635 Village Center Circle, Suite 250
Las Vegas, NV 89134

Re: CardioVascular BioTherapeutics, Inc.
Item 4.01 Form 8-K and related amendments
Initially Filed November 3, 2008
File No. 0-51172

Dear Mr. Flaa:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                                                Sincerely,

                                                Sasha Singh Parikh
                                                Staff Accountant